

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2012

Via Email
Joey Power, President
Almah, Inc.
Pembroke House, 28-32 Pembroke St. Upper
Dublin L2 0000
Ireland

> **Re: Almah, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 5, 2012**
> **File No. 333-178883**

Dear Mr. Power:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you may be a blank check company as defined by Rule 419 of Regulation C in view of the following:

   - Your disclosure indicates that you are a development stage company issuing penny stock.
   - You have no revenues.
   - Your contract with VALE does not obligate either you or VALE to the purchase or sale of any goods.
   - You do not have any contracts or agreements with customers and have conducted little business activity other than raising initial capital, registering a domain name and filing this registration statement.
   - You have not yet commenced operations.

- You have no assets except for $17,925 in cash and $99 in prepaid expenses.
- You will be unable to implement your business plan without the successful completion of this offering.
- You disclosed the risks associated with the possibility of acquiring additional companies (see page 14 of your registration statement).

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company

Prospectus Summary, page 3

2.   Please add to your prospectus summary a brief discussion of the going concern opinion of your auditor and the risk that your business will not succeed.

Risk Factors, page 4

3.   Please add a risk factor addressing the risks associated with being a company with nominal assets and no operations, including that you may enter into a reverse merger with a private company in an unrelated business without approval from the unaffiliated shareholders.

Use of Proceeds, page 14

4.   We note your disclosure regarding the use of proceeds in the event you are able to raise the full amount of your offering and, in the alternative, if you are only able to raise 50% of the proceeds of your offering. Please expand your disclosure to indicate how you will allocate the proceeds of your offering if you are only able to raise 25% and 75% of the offering. Additionally, please indicate the order of priority of the use of proceeds from the proposed offering in the event you are unable to raise the full amount of the offering. Please discuss how your plans will change in the event that you obtain substantially less than the maximum proceeds of your proposed offering.

Dilution..., page 15

5.   It appears there may be miscalculations in your dilution presentation. We note your disclosure that your net tangible book value prior to this offering is $.004. We further note your disclosure that your net tangible book value after this offering will be $.007. Finally, we note your claim that your net tangible book value per share attributable to

cash payments from purchasers of the shares offered will increase by $.002. Please revise or advise.

Plan of Distribution, page 16

6.   We note your disclosure that Joey Power will sell the shares registered in this offering to friends, family members and business acquaintances. We further note that Mr. Power lives in Ireland and that you intend to market the products in Europe. It appears that all the potential investors may reside outside the U.S. Please disclose in the filing why you are registering an offering which apparently will only be sold outside the U.S.

Description of Business, page 19

7.   We note your disclosure that you may be required to raise additional funding or apply for loans in the next 12 months, but that you have no plans to do so at this time. Please disclose how you plan to fund your continuing operations.

Market for Common Equity and Related Stockholder Matters, page 22

8.   We note your disclosure that following the completion of this offering you intend to apply to have your common stock "listed for quotation on the over-the-counter bulletin board." We note that the OTCBB is not a national securities exchange under the federal securities laws and that the reference to listing may be confusing to potential investors. Please revise your disclosure to remove the term "listed." Please feel free to use the term "quoted."

Future Sales by Existing Stockholders, page 31

9.   Please disclose that the company is currently a shell company and that Rule 144 is unavailable to your promoter pursuant to Rule 144(i) of the Securities Act.

Undertakings, II-2

10.   Please include the undertaking required by Item 512(a)(6) of Regulation S-K, since the offering involves an initial distribution of securities pursuant to Rule 159A.

Exhibit 5 – Legal Opinion

11.   In the last paragraph, please include counsel's consent to being named in the registration statement. See Section IV of Staff Legal Bulletin No. 19 (CF) (Legality and Tax Opinions in Registered Offerings), which is available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Anthony Watson, Accountant, at (202) 551-3318 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Attorney, at (202) 551-3876 or Brigitte Lippmann, Special Counsel, at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director

cc: Via Email
        Kristen A. Baracy, Esq.
        Synergy Law Group, LLC
        730 West Randolph Street, 6th Floor
        Chicago, IL 60661